Exhibit 99.2

STONECO LTD.
c/o Harneys Fiduciary (Cayman) Limited

Fourth Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002

Cayman Islands

PROXY STATEMENT

General

The board of directors of StoneCo Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on April 23, 2024 at 11:00 a.m., Cayman Islands time (GMT-5). The AGM will be held at the offices of the Company at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On or before March 21, 2024, we mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on March 14, 2024, EST (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 308,999,788 Common Shares were issued and outstanding, including 290,251,018 Class A Common Shares and 18,748,770 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, Common Shares represented by the proxy card will be voted in favor of the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 22, 2024 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“EQ”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by EQ. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name” and, as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@stone.co, or a duly executed proxy bearing a later date (which must be received by us no later than April 22, 2024) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 22, 2024.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

The Company seeks shareholder adoption and ratification of the Company’s 2023 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2023. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.stone.co/financials#secfilings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

PROPOSAL 2:

APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar AS A DIRECTOR

Pursuant to Article 21 of the Company’s Second Amended and Restated Memorandum and Articles of Association (“Articles”), the Company’s board of directors (“Board of Directors”) have nominated Luciana Ibiapina Lira Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until her resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar TO THE BOARD OF DIRECTORS.

PROPOSAL 3:

APPROVAL OF THE REELECTION OF Diego Fresco Gutiérrez AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Diego Fresco Gutiérrez for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ TO THE BOARD OF DIRECTORS.

PROPOSAL 4:

APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Mauricio Luis Luchetti for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI TO THE BOARD OF DIRECTORS.

PROPOSAL 5:

APPROVAL OF THE REELECTION OF Thiago dos Santos Piau AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Thiago dos Santos Piau for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Thiago dos Santos Piau TO THE BOARD OF DIRECTORS.

PROPOSAL 6:

APPROVAL OF THE REELECTION OF Silvio José Morais AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Silvio José Morais for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card,

Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Silvio José Morais TO THE BOARD OF DIRECTORS.

PROPOSAL 7:

APPROVAL OF THE ELECTION OF Gilberto Caldart AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Gilberto Caldart for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF Gilberto Caldart TO THE BOARD OF DIRECTORS.

PROPOSAL 8:

APPROVAL OF THE ELECTION OF José ALEXANDRE Scheinkman AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated José Alexandre Scheinkman for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF José Scheinkman TO THE BOARD OF DIRECTORS.

Information relating to the director nominees as set forth above in Proposals 2 – 8.

Name	Age	Current Position/Title
Luciana Ibiapina Lira Aguiar	50	Director
Diego Fresco Gutiérrez	54	Director
Mauricio Luis Luchetti	65	Director
Thiago dos Santos Piau	35	Director
Silvio José Morais	61	Director
Gilberto Caldart	65	Director Nominee
José Scheinkman	76	Director Nominee

Gilberto Caldart

Gilberto Caldart is a former Vice Chairman, Senior Client Partnerships & Relationships and former President of International Markets at Mastercard, having worked more than 14 years at the company. In the latter, he was responsible for the management of all markets and customer related activities outside of North America and Canada and was a member of the Mastercard’s management committee. Prior to this appointment, Mr. Caldart was president of Mastercard Latin America and

Caribbean region, where he led efforts to place the company at the forefront of the payments industry in the region. Before joining Mastercard, he spent 26 years at Citigroup in various leadership positions in Brazil and New York. Most notably, he led the Citi Consumer Business in Brazil (Retail Banking, Consumer Finance and Cards) for over six years. During his time at Citigroup, Mr. Caldart served on the boards of Credicard and Redecard, playing a critical role in the restructuring of the Credicard Group and on the Redecard IPO transformation. Mr. Caldart is a graduate of the Harvard Business School's Advanced Management Program. He also has an MBA from Duke University, Fuqua School of Business and a Bachelor’s degree in Business Administration and Accounting from the University of Rio Grande do Sul, Brazil.

José Alexandre Scheinkman

José A. Scheinkman is the Charles and Lynn Zhang Professor of Economics at Columbia, Theodore Wells ‘29 Professor of Economics (emeritus) at Princeton, and Research Associate at NBER. Previously, Scheinkman was Alvin H. Baum Distinguished Service Professor and Chair of the Department of Economics at the University of Chicago, Blaise Pascal Research Professor (France), Visiting Professor at Collège de France, and Vice-President in the Financial Strategies Group of Goldman, Sachs. Scheinkman is a Member of the National Academy of Sciences, Fellow of the American Academy of Arts and Sciences, Fellow of the American Finance Association, and recipient of a John Simon Guggenheim Memorial Fellowship and of a “doctorat honoris causa” from the Université Paris-Dauphine. In 2014, he was awarded the CME Group-MSRI Prize in Innovative Quantitative Applications.

Scheinkman’s most current research is on the economics of forest preservation in the Brazilian Amazon. He was born in Rio de Janeiro and participates actively on debates concerning economic and social policy in Brazil. He is a member of the board of directors of Cosan S.A., a Brazilian company engaged in the production and distribution of sugar, ethanol, energy and logistic services, and the board of directors of Tag infraestrutura, a provider of infrastructure for Brazilian financial markets.

AUDITED ACCOUNTS, SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION AND COMPANY INFORMATION

A copy of our Audited Accounts, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

A copy the Articles can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, André Street de Aguiar Dated: March 21, 2024